UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-250186) and registration statements on Form S-8 (File Nos. 333-254083, 333-259210 and 333-265481) of IDEX Biometrics ASA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders

On December 9, 2022, IDEX Biometrics ASA (the “Company”) held an extraordinary general meeting. The Company issued a press release following the meeting announcing the results of matters voted on during the meeting. A copy of this press release is attached to this Report on Form 6-K as Exhibit 99.1 and is hereby incorporated by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated December 9, 2022 announcing the results of the Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: December 13, 2022	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer